FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

BIND Therapeutics, Inc.

325 Vassar Street

Cambridge, Massachusetts 02139

Attn: Scott Minick, President and Chief Executive Officer

John Hancock Tower, 20th Floor

200 Clarendon Street

Boston, Massachusetts 02116

Tel: +1.617.948.6000 Fax: +1.617.948.6001

www.lw.com

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Milan

August 30, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	BIND Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 20, 2013

File No. 333-190566

Ladies and Gentlemen:

Rule 83 Confidential Treatment Requested by BIND Therapeutics, Inc.

We are in receipt of the Staff’s letter dated August 29, 2013 with respect to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”). We are responding to the Staff’s comment on behalf of BIND Therapeutics, Inc. (“BIND” or the “Company”) as set forth below.

BIND’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment and BIND’s response below.

Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY BIND THERAPEUTICS, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock Options Grant

Initial Public Offering, page 73

1.	Please refer to comment 16 from our letter dated July 25, 2013. It is unclear how you have sufficiently addressed the quantitative or qualitative components in our initial comment regarding the discussion of each significant factor contributing to the difference between each valuation and the estimated IPO price considering the 76% increase in the fair value from the June 1, 2013 price to the midpoint of your price range. Please revise your proposed disclosure to provide this information from the June 1, 2013 grant date to the estimated IPO price.

BIND’s Response: The Company acknowledges the Staff’s comment, and advises the Staff that the Company’s presently estimated, based on further review and input from its underwriters, public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any stock split that the Company may effect prior to the offering), with a midpoint of the estimated range of $[***], considering information currently available and current market conditions. The Company advises the Staff that the following disclosure will be included in the next pre-effective amendment to the Registration Statement in response to the Staff’s comment to provide the primary factors that contributed to the increase in the estimated public offering price from the Company’s estimated fair value of its common stock as of June 1, 2013.

“We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY BIND THERAPEUTICS, INC.

We believe that the difference between the fair value of our common stock as of June 1, 2013 and the midpoint of the price range for this offering is the result of these factors and the following factors and positive developments with respect to our business that occurred subsequent to June 1, 2013:

•	the PWERM method uses a probability weighted approach as described above, and the resulting estimate of the fair value of our common stock as of June 1, 2013 reflected the potential for alternative liquidity events, which decreases the estimated fair value due to the combination of (i) the mix of other expected business equity values that were lower in the alternative liquidity events scenario than in the IPO scenario and (ii) the application of a discount for lack of marketability; conversely, the midpoint of the estimated price range for this offering necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the midpoint of the estimated price range for this offering was neither reduced by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability;

•	we activated the first investigative site for our Phase 2 clinical trial of BIND-014 in mCRPC in July 2013 and dosed the first patient in this trial in August 2013;

•	we dosed the first patient for our Phase 2 clinical trial of BIND-014 in NSCLC in July 2013;

•	we made progress in our ongoing Phase 1 dose escalation clinical trial of BIND-014, which trial is currently evaluating the Q1W dosing schedule; and

•	the NASDAQ Biotechnology (^NBI) index increased 9.2% from June 1, 2013 to August 29, 2013 and the market for initial public offerings of common stock of similarly situated biotechnology companies has been very favorable.”

The Company respectfully requests that the information contained in this letter be treated as confidential information and that the Commission provide timely notice to Scott Minick, President and Chief Executive Officer, BIND Therapeutics, Inc., 325 Vassar Street, Cambridge, Massachusetts 02139, telephone (617) 491-3400, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

* * *

Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY BIND THERAPEUTICS, INC.

Any comments or questions regarding the foregoing should be directed to the undersigned at 617-948-6060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Peter N. Handrinos
Peter N. Handrinos of LATHAM & WATKINS LLP

cc:	Scot Foley, Securities and Exchange Commission

Scott Minick, BIND Therapeutics, Inc.

Andrew Hirsch, BIND Therapeutics, Inc.

B. Shayne Kennedy, Esq., Latham & Watkins LLP

Matthew T. Bush, Esq., Latham & Watkins LLP

Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP